FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news Schedule of CLSA Conference: November 13, 2017

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of the CLSA Conference held in Gurgaon during November 13, 2017. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

CLSA Conference: November 13, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group	Buena Vista Fund Management
2.	Group	Harding Loevner
3.	Group	Columbia Threadneedle Investments
4.	One-on-one	Wellington Management International Ltd
5.	Group	Abu Dhabi Investment Authority
6.	Group	Mirae Asset Global Investments
7.	Group	Deutsche Asset Management Investment GmbH
8.	One-on-one	Baillie Gifford
9.	One-on-one	Capital Research Global Investors
10.	One-on-one	T. Rowe Price
11.	Group	RBC Global Asset Management
12.	Group	New Silk Road Investment
13.	Group	CIMB-Principal Asset Management
14.	Group	Epoch Investment Partners
15.	Group	Treetop Asset Management
16.	Group	GLG Partners LP
17.	Group	Alliance Bernstein
19.	Group	Affin Hwang Asset Management Berhad
20.	Group	Artisan Partners
21.	Group	Ellerston Capital
22.	Group	Aletti Gestielle SGR
23.	Group	Edmond De Rothschild Asset Management
24.	Group	GSA Capital

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 16, 2017	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager